UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the periods ending September 30, 2002, and December 31, 2002

ALLEGHENY ENERGY, INC.
(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Bruce E. Walenczyk Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 -1766 (301) 665-2775

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company		Energy or Gas-related Company	Date of Organization	State Of Organization	Percentage of Voting Securities Held
Allegheny Energy, Inc.	(1)
|
Allegheny Ventures, Inc.	(2)
| Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%
|
| [1]Fellon-McCord Associates, Inc. | Alliance Energy Services Partnership | Alliance Gas Services Holdings, LLC	(4)	Energy	November 1, 2001	Kentucky	100% see (4) below 60%

Allegheny Energy Supply Company, LLC	(5)
|
| Mon Synfuel, LLC	(6)	Energy	May 15, 2000	Maryland	2.458%
|
| Buchanan Energy of VA, LLC "NEW"	(7)	Energy	March 26, 2002	Virginia	100%
|
| Allegheny Energy Supply Development Services, LLC
|
NYC Energy, LLC "NEW"	(8)	Energy	June 2002	New York	50%

Nature of Business:

(1)   Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc. and holds directly 98.033% of the outstanding voting securities in Allegheny Energy Supply Company, LLC.

(2)   Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc., and Allegheny Ventures, Inc holds directly all of the outstanding securities in Fellon-McCord Associates, Inc.[2]

(3)   Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines, and   solar cells.

_________________________________________
1 Fellon McCOrd was sold during the 1st quarter of 2003.

2 Id.

 (4)   Fellon-McCord Associates, Inc. provides energy consulting and management services. Alliance Gas Services  Holdings, LLC and Alliance Energy Services Partnership provide natural gas and other energy-related services  to large commercial and industrial end-use customers.

Alliance Gas Services Holdings, LLC, is owned 40% by Energy Corporation of America and 60% by Allegheny Ventures, Inc. Allegheny Energy Services Partnership is owned 50% by Allegheny Ventures, Inc. and the  remaining 50% ownership is held by Alliance Gas Services Holding, LLC.

(5)  Allegheny Energy Supply Company, LLC holds a percentage membership in Mon Synfuel, LLC and holds a 100% ownership in Buchanan Energy Company of Virginia, LLC. Allegheny Energy Supply Company, LLC also holds a 100% interest in Allegheny Supply Development Services, LLC.

(6)   Mon Synfuel, LLC is developing the expansion of a coal fines recovery facility located at Monview Mine and  the  addition of a facility for the production of coal-based synthetic fuel from the coal fines. The investment in Mon Synfuel, LLC was written off by Allegheny Energy Supply Company, LLC., in September 2002.

(7)    Buchanan Energy Company of Virginia, LLC is a 50% owner of Buchanan Generation, LLC. The generating facility is a merchant power plant from which the  capacity, energy and ancillary services are sold to wholesale  markets.

(8)    NYC Energy, LLC is developing a 79-MW barge-mounted, natural gas-fired combustion turbine generating facility that will be located in the Brooklyn Navy Yard. Allegheny Energy Supply Development Services, LLC, under contractual agreement, has acquired a 50 % interest in NYC Energy, LLC. The project is scheduled to be cancelled in the 4th quarter of 2002 or 1st quarter of 2003.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount Of Capital Contribution

None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

No services have been provided by the reporting company to an associate company to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$ [not available]	$ [not available]		$ [not available]
Allegheny Energy Service Corporation	Allegheny Ventures, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$ [not available]	$ [not available]		$ [not available]

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(Thousands of Dollars)

Investments in energy-related companies:

Total consolidated capitalization as of December 31, 2002	$ [not available]		line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$ [not available]		line 2

Greater of $50 million or line 2		$ [not available]	line 3

Total current aggregate investment: (categorized by major line of energy-related business)
Allegheny Ventures, Inc. : (including Allegheny Energy Solutions, Fellon-McCord, Alliance Energy, and Alliance Gas Services Holdings)	$ [not available]
Allegheny Energy Supply Company LLC: (including, NYC Energy, LLC and Buchanan Energy of VA LLC)	$ [not available

Total current aggregate investment		$ [not available]	line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$ [not available]	line 5

Investments in gas-related companies:

None
ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS:

(A) Current Period Financial Statements:

As previously announced, Allegheny Energy, Inc.'s financial statements for the fiscal year ended December 31, 2002 are not yet available. Allegheny is undertaking a comprehensive review of its financial statements in conjunction with the audit of 2002 financial results. Allegheny commits to file the financial information required by this report as soon as practicable after the filing of its Annual Report on Form 10-K for the year ended December 31, 2002.

ALLEGHENY ENERGY SOLUTIONS, INC.
Statement of Operations

	Unaudited	Unaudited
	Three Months Ended	Twelve Months Ended
	December 31	December 31
(In thousands)	2002	2002

Operating revenues	$

Cost of revenues
Net revenues

Other operating expenses:
Operation expense
Workforce reduction costs
Depreciation and amortization		41
Taxes other than income taxes
Total other operating expenses
Operating income

Other income and expenses

Interest charges
Loss before income taxes

Federal and state income tax expense (benefit)

Net loss	$	$

ALLEGHENY ENERGY SOLUTIONS, INC.
Balance Sheet
(Financial Data to be supplied)
Unaudited
September 30,
(In Thousands)	2002

ASSETS:
Current Assets:
Cash and temporary cash investments	$
Accounts receivable
Allowance for uncollectible accounts
Deferred income tax
Taxes receivable
Other

Property, plant, and equipment:
At original cost
Accumulated depreciation

Deferred charges:
Deferred income taxes

Total assets	$

STOCKHOLDERS' EQUITY AND LIABILITIES:
Current Liabilities:
Accounts payable	$
Accounts payable affiliates, net
Other accrued taxes
Other

Deferred credits:
Deferred income taxes
Other

Stockholders' equity:
Common stock
Other paid in capital
Retained earnings

Total stockholders' equity and liabilities	$

ALLEGHENY ENERGY SOLUTIONS, INC.
Balance Sheet (Financial Data to be supplied)

Unaudited
December 31, 2002
(In Thousands)

ASSETS:
Current Assets:
Cash and temporary cash investments	$
Accounts receivable
Allowance for uncollectible accounts
Deferred income tax
Taxes receivable
Other

Property, plant, and equipment:
At original cost
Accumulated depreciation

Deferred charges:
Deferred income taxes

Total assets	$

STOCKHOLDERS' EQUITY AND LIABILITIES:
Current Liabilities:
Accounts payable	$
Accounts payable affiliates, net
Other accrued taxes
Other

Deferred credits:
Deferred income taxes
Other

Stockholders' equity:
Common stock
Other paid in capital
Retained earnings

Total stockholders' equity and liabilities	$

ALLEGHENY VENTURES, INC.
Consolidated Statement of Operations

	Unaudited	Unaudited
	Three Months Ended	Nine Months Ended
	December 31	December 31,
(In thousands)	2002	2002

Operating revenues	$	$

Cost of revenues:
Natural gas purchases
Other
Cost of revenues
Net revenues

Other operating expenses:
Operation expense
Workforce reduction costs
Depreciation and amortization
Taxes other than income taxes
Total other operating expenses
Operating income

Other income and expenses

Interest charges
Consolidated loss before income taxes and minority interest

Federal and state income tax benefits
Minority interest

Consolidated net loss	$	$

ALLEGHENY VENTURES, INC.
Consolidated Balance Sheet

December 31
In thousands)	2002

ASSETS:
Current Assets:
Cash and temporary cash investments	$
Accounts receivable:
Electric service
Other
Allowance for uncollectible accounts
Materials and supplies at average cost:
Operating and maintenance
Fuel
Deferred income taxes
Natural gas retail contracts
Income taxes receivable
Prepaid taxes
Other

Property, plant, and equipment:
At original cost
Accumulated depreciation

Investments and Other Assets:
Excess of cost over net assets acquired
Nonutility investments
Intangible assets

Deferred Charges:
Natural gas retail contracts
Deferred income taxes
Other

Total assets	$

ALLEGHENY VENTURES, INC.
Consolidated Balance Sheet

September 30,
In thousands)	2002

ASSETS:
Current Assets:
Cash and temporary cash investments	$
Accounts receivable:
Electric service
Other
Allowance for uncollectible accounts
Materials and supplies at average cost:
Operating and maintenance
Fuel
Deferred income taxes
Natural gas retail contracts
Income taxes receivable
Prepaid taxes
Other

Property, plant, and equipment:
At original cost
Accumulated depreciation

Investments and Other Assets:
Excess of cost over net assets acquired
Nonutility investments
Intangible assets

Deferred Charges:
Natural gas retail contracts
Deferred income taxes
Other

Total assets	$

ALLEGHENY VENTURES, INC.
Consolidated Balance Sheet (Cont'd)

September 30,
(In thousands)	2002

STOCKHOLDERS' EQUITY AND LIABILITIES:
Current liabilities:
Accounts payable	$
Accounts payable affiliates, net
Notes payable, affiliates
Deferred income taxes
Taxes accrued:
Federal and state taxes
Other
Natural gas retail contracts
Interest accrued

Other

Long-term debt

Deferred credits:
Natural gas retail contracts
Deferred income taxes
Other

Minority interest

Stockholders' equity:
Common stock
Other paid in capital
Retained earnings
Other comprehensive income

Total capitalization and liabilities	$

ALLEGHENY VENTURES, INC.
Consolidated Balance Sheet (Cont'd)

December 31,
(In thousands)	2002

STOCKHOLDERS' EQUITY AND LIABILITIES:
Current liabilities:
Accounts payable	$
Accounts payable affiliates, net
Notes payable, affiliates
Deferred income taxes
Taxes accrued:
Federal and state taxes
Other
Natural gas retail contracts
Interest accrued

Other

Long-term debt

Deferred credits:
Natural gas retail contracts
Deferred income taxes
Other

Minority interest

Stockholders' equity:
Common stock
Other paid in capital
Retained earnings
Other comprehensive income

Total capitalization and liabilities	$

Signature

     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

/S/ BRUCE E. WALENCZYK

Bruce E. Walenczyk
Senior Vice President and Chief Financial Officer

March 31, 2003